Issuer Free Writing Prospectus
Filed by: Stone Energy Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-158998
Stone Energy Corporation
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated January 11, 2010. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Stone Energy Corporation
Guarantee:	Fully and unconditionally guaranteed by Stone Energy Offshore, L.L.C.
Security:	8.625% Senior Notes due 2017
Size:	$275,000,000
Maturity:	February 1, 2017
Coupon:	8.625%
Offering Price:	98.713%
Yield to maturity:	8.875%
Spread to Benchmark Treasury:	+ 567 basis points
Benchmark Treasury:	UST 3.250% due December 31, 2016
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2010
Record Dates:	January 15 and July 15
Gross Proceeds:	$271,460,750
Net Proceeds to the Issuer (before expenses):	$265,960,750
Redemption Provisions:
First call date:	February 1, 2014
Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:
Commencing February 1, 2014: 104.313%
Commencing February 1, 2015: 102.156%
Commencing February 1, 2016: 100.000%
Redemption with proceeds of equity offering:	Prior to February 1, 2013, up to 35% may be redeemed at 108.625%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	January 12, 2010
Settlement (T+9):	January 26, 2010
Denominations:	$2,000 and integral multiples of $1,000
CUSIP:	861642AK2
ISIN:	US861642AK21
Form of Offering:	SEC Registered (Registration No. 333-158998)
Joint book-running managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Co-managers:	BNP Paribas Securities Corp.
Natixis Bleichroeder LLC
Capital One Southcoast, Inc.
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Barclays Capital Inc.
Morgan Keegan & Company, Inc.

U.S. Bancorp Investments, Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.
Daiwa Securities America Inc.
UBS Securities LLC
Johnson Rice & Company L.L.C.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC at One Bryant Park, New York, NY 10036, Attention: Prospectus Department or by calling (800) 294-1322; or J.P. Morgan Securities Inc. at 270 Park Avenue, 8th Floor, New York, NY 10017, Attention: Syndicate Desk or by calling (800) 245-8812.